Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Including Interest on Deposits

	^
		^	Fiscal Year Ended September 30,
			2008	2007	2006	2005	2004	^

Income before income taxes	^		36,997	40,447	42,850	40,825	38,338	^
Income tax expense	^		14,359	15,375	15,221	14,600	13,784	^
Net income	^		22,638	25,072	27,629	26,225	24,554	^
Fixed charges:
Interest expense on deposits	^		50,646	55,993	42,408	26,439	22,259	^
Interest expense on Federal Home Loan Bank advances and other borrowings	^		32,762	29,221	29,207	27,879	27,732	^
Total fixed charges	^		83,408	85,214	71,615	54,318	49,991	^
Earnings (for ratio calculation)	^		120,405	125,661	114,465	95,143	88,329	^
Ratio of earnings to fixed charges	^		1.44x	1.47 x	1.60 x	1.75 x	1.77 x	^